November 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (614) 621-9321

Michael P. Glimcher
President and Chief Executive Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, OH 43215

> **Re: Glimcher Realty Trust**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-12482**

Dear Mr. Glimcher:

        We have reviewed your response letter dated September 21, 2007, and have the following comment. Please respond to our comment by December 14, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment no. 3. Please clarify whether FFO performance targets are always historical in nature and, therefore, will be disclosed. If such FFO targets are not historical, please provide on a supplemental basis a detailed explanation of why you believe that disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). In addition, with respect to the individual targets, please provide on a supplemental basis a detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of such targets would result in competitive harm.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Kim A. Rieck (*via facsimile*)